Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor		Successor
	Twelve months Ended January 2, 2010 (unaudited)	Five months Ended May 28, 2010 (unaudited)	Seven months Ended January 1, 2011 (unaudited)	Twelve months Ended December 31, 2011 (unaudited)	Twelve months Ended December 29, 2012 (unaudited)	Twelve months Ended December 28, 2013 (unaudited)

Consolidated pretax income (loss) from operations	$12,258	$(51,303)	$(59,607)	$4,474	$(20,024)	$(10,302)
Fixed charges	70,561	39,288	47,144	87,488	98,673	106,502
Interest capitalized	(324)	(20)	(15)	(409)	(1,103)	(1,556)
Amortization of interest capitalized	40	39	67	129	230	391

Earnings	$82,535	$(11,995)	$(12,410)	$91,682	$77,776	$95,035

Interest expense	$54,415	$32,669	$37,391	$67,580	$72,918	$74,284
Interest capitalized	324	20	15	409	1,103	1,556
Interest portion of rent expense	15,822	6,599	9,738	19,499	24,652	30,662

Fixed Charges	$70,561	$39,288	$47,144	$87,488	$98,673	$106,502

Ratio of Earnings to Fixed Charges	1.17	— (a)	— (b)	1.05	— (c)	— (d)

(a)	In the five months ended May 28, 2010, earnings were insufficient to cover fixed charges by $51.3 million
(b)	In the seven months ended January 1, 2011, earnings were insufficient to cover fixed charges by $59.6 million
(c)	In the twelve months ended December 29, 2012 earnings were insufficient to cover fixed charges by $20.9 million
(d)	In the twelve months ended December 28, 2013 earnings were insufficient to cover fixed charges by $11.5 million